FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated April 21, 2008, titled “CN reports Q1-2008 net income of C$311 million, or C$0.64 per diluted share; now expects full-year diluted EPS growth in mid-single digit range”.

Item 1

North America’s Railroad

NEWS RELEASE

CN reports Q1-2008 net income of C$311 million,
or C$0.64 per diluted share; now expects full-year
diluted EPS growth in mid-single digit range

Rail operations making steady gains after severe first-quarter weather

MONTREAL, April 21, 2008 — CN (TSX: CNR)(NYSE: CNI) today reported its financial and operating results for the first quarter ended March 31, 2008.

First-quarter 2008 results

■	Diluted earnings per share increased two per cent to C$0.64.
■	Net income declined four per cent to C$311 million.
■	Revenues increased one per cent to C$1,927 million.
■	Operating income declined seven per cent to C$523 million, with the Company’s operating ratio rising by 2.3 points to 72.9 per cent.
■
The stronger Canadian dollar relative to the U.S. dollar, which affects the conversion of CN’s U.S. dollar-denominated revenues and expenses, reduced first-quarter 2008 net income by approximately C$30 million, or C$0.06 per diluted share.

The comparability of CN’s first-quarter 2008 and 2007 financial results is affected by a first-quarter 2008 deferred income tax recovery of C$11 million (C$0.02 per diluted share) resulting from net capital losses arising from the reorganization of a subsidiary, and the impact of a first-quarter 2007 strike by conductors in Canada. CN estimates the strike reduced first-quarter 2007 net income by approximately C$35 million, or C$0.07 per diluted share.

E. Hunter Harrison, president and chief executive officer, said:  “CN experienced some of the worst winter weather in decades during the first quarter of this year. Extreme cold and snow affected us system-wide -- particularly in Western Canada -- delaying trains and putting crews, cars and locomotives out of cycle. In January we took the unprecedented step of suspending most operations in the West for almost two days to ensure the safety of our employees. All these factors depressed traffic volumes and increased costs. In addition, our financial performance was affected by the strength of the Canadian dollar and significant weakness in certain markets, mainly forest products, which saw reduced volumes as a result of the decline in U.S. housing activity.

“It was a tough way to start the year, but we’re making steady progress in improving network fluidity and workload.”

Harrison said CN remains cautious about the North American economy. “While we believe the U.S. economy may currently be in a recession, we expect a gradual recovery during the second half of the year, and that the global economy will grow at a moderate pace throughout the year. CN sees growth opportunities in the container trade over the Port of Prince Rupert, increased resource demand, and increased shipments of commodities associated with oil and gas development in Western Canada, including pipes, machinery and equipment, and condensate.”

The improvement in CN’s first-quarter 2008 revenues was mainly attributable to freight rate increases, which included higher fuel surcharge revenues as a result of applicable fuel prices; overall improvements in traffic mix; and increased volumes, particularly in grain and fertilizers and intermodal due in part to the negative impact of the conductors’ strike on first-quarter 2007 volumes. Partly offsetting these gains were the negative translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues; the harsh weather conditions in Canada and the U.S. Midwest, which affected the Company’s operations; and lower volumes resulting from significant weakness in certain markets, mainly forest products.

Five CN commodity groups posted improvements in revenues during first-quarter 2008, led by intermodal (12 per cent), coal (11 per cent), grain and fertilizers (10 per cent), petroleum and chemicals (five per cent), and metals and minerals (four per cent). Forest products revenues declined 20 per cent, while automotive revenues fell 12 per cent.

Revenue ton-miles, measuring the relative weight and distance of rail freight transported by the Company, increased by two per cent during first-quarter 2008 versus the comparable period of 2007. The absence of a labor disruption this year explains part of the volume increase.

First-quarter 2008 total rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, declined two per cent, mainly due to the translation impact of the stronger Canadian dollar and an increase in the average length of haul, which were partly offset by freight rate increases.

Operating expenses for the latest quarter increased by four per cent to C$1,404 million, largely as a result of increased fuel costs and higher purchased services and material expenses, which were partly offset by the positive translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses, and lower casualty and other expenses.

Revised 2008 financial outlook

Based on difficult first-quarter 2008 operating conditions and significant weakness in certain markets, CN now expects 2008 diluted earnings per share (EPS) growth to be in the mid-single digit range over 2007 adjusted diluted EPS of C$3.40. Full-year 2008 free cash flow is now expected to be in the order of C$650 million. (1) CN is maintaining its forecast for revenue growth in the range of six to eight per cent.

CN’s prior financial outlook called for 2008 diluted EPS growth to be in the mid-to-high single digit range, and free cash flow in the order of C$750 million. (1)

CN’s revised financial outlook is based on certain assumptions for the balance of 2008 — a Canadian-U.S. dollar exchange rate at or around parity, a crude oil (West Texas Intermediate) price of around US$105 per barrel, and North American economic growth of approximately one per cent.

Please see “Forward-Looking Statements” below for additional information.

The financial results in this press release were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

(1) Please see discussion and reconciliation of this non-GAAP measure in the attached supplementary schedule, Non-GAAP Measure. To the extent CN has included non-GAAP financial measures as part of its financial outlook, the Company may not be able to provide a reconciliation to the non-GAAP measures, due to unknown variables and uncertainty related to future results.

Forward-Looking Statements

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk, uncertainties and assumptions. In addition to the other assumptions contained in this release, the Company believes the U.S. economy may currently be in a mild recession but that it will gradually recover in the second half of 2008 and that the global economy will grow at a moderate pace throughout the year. The Company cautions that these, as well as its other assumptions stated above, may not materialize. The Company’s results could differ materially from those expressed or implied in such forward-looking statements. Important factors that could cause such differences include, but are not limited to, industry competition, legislative and/or regulatory developments, compliance with environmental laws and regulations, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, the effects of adverse general economic and business conditions, inflation, currency fluctuations, changes in fuel prices, labor disruptions, environmental claims, investigations or proceedings, other types of claims and litigation, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, and its 2007 Annual Consolidated Financial Statements and Notes thereto and Management’s Discussion and Analysis (MD&A), for a summary of major risks.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN – Canadian National Railway Company and its operating railway subsidiaries — spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director	Vice-President
Communications, Media	Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended
	March 31
	2008	2007
	(Unaudited)

Revenues	$1,927	$1,906

Operating expenses
Labor and fringe benefits	461	485
Purchased services and material	285	276
Fuel	310	219
Depreciation and amortization	175	171
Equipment rents	64	66
Casualty and other	109	128
Total operating expenses	1,404	1,345

Operating income	523	561

Interest expense	(86)	(88)

Other income (loss)	(6)	4

Income before income taxes	431	477

Income tax expense	(120)	(153)

Net income	$311	$324

Earnings per share (Note 7)

Basic	$0.64	$0.64

Diluted	$0.64	$0.63

Weighted-average number of shares

Basic	482.8	510.2

Diluted	488.6	517.8
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(In millions)

	March 31	December 31	March 31
	2008	2007	2007
	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$334	$310	$106
Accounts receivable (Note 3)	621	370	508
Material and supplies	212	162	208
Deferred income taxes	67	68	83
Other	111	138	184
	1,345	1,048	1,089

Properties	20,754	20,413	20,988
Intangible and other assets	2,065	1,999	1,646

Total assets	$24,164	$23,460	$23,723

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,262	$1,282	$1,460
Current portion of long-term debt (Note 3)	269	254	244
Other	71	54	50
	1,602	1,590	1,754

Deferred income taxes	5,021	4,908	5,025
Other liabilities and deferred credits	1,404	1,422	1,532
Long-term debt (Note 3)	6,064	5,363	5,602

Shareholders' equity:
Common shares	4,241	4,283	4,426
Accumulated other comprehensive income (loss)	9	(31)	(50)
Retained earnings	5,823	5,925	5,434
	10,073	10,177	9,810

Total liabilities and shareholders' equity	$24,164	$23,460	$23,723
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF SHAREHOLDERS’  EQUITY (U.S. GAAP)

(In millions)

	Three months ended
	March 31
	2008	2007
	(Unaudited)
Common shares (1)
Balance, beginning of period	$4,283	$4,459
Stock options exercised and other	23	23
Share repurchase programs (Note 3)	(65)	(56)
Balance, end of period	$4,241	$4,426

Accumulated other comprehensive income (loss)
Balance, beginning of period	$(31)	$(44)
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	187	(56)
Translation of U.S. dollar-denominated long-term debt
designated as a hedge of the net investment in U.S. subsidiaries	(182)	47

Pension and other postretirement benefit plans (Note 5) :
Amortization of net actuarial loss included in net periodic benefit cost	(1)	12
Amortization of prior service cost included in net periodic benefit cost	6	5
Other comprehensive income before income taxes	10	8
Income tax recovery (expense)	30	(14)
Other comprehensive income (loss)	40	(6)
Balance, end of period	$9	$(50)

Retained earnings
Balance, beginning of period	$5,925	$5,409
Adoption of new accounting pronouncements (2)	-	95
Restated balance, beginning of period	5,925	5,504
Net income	311	324
Share repurchase programs (Note 3)	(302)	(287)
Dividends	(111)	(107)
Balance, end of period	$5,823	$5,434
See accompanying notes to unaudited consolidated financial statements.

(1)
During the first quarter of 2008, the Company issued 0.8 million common shares as a result of stock options exercised and repurchased 7.3 million common shares under its current share repurchase program. At March 31, 2008, the Company had 478.7 million common shares outstanding.

(2)
On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” and early adopted the measurement date provisions of Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” The application of FIN No. 48 on January 1, 2007 had the effect of decreasing the net deferred income tax liability and increasing Retained earnings by $98 million. The application of SFAS No. 158 on January 1, 2007 had the effect of decreasing Retained earnings by $3 million.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)

(In millions)

	Three months ended
	March 31
	2008	2007
	(Unaudited)
Operating activities
Net income	$311	$324
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	175	172
Deferred income taxes	25	7
Other changes in:
Accounts receivable	(235)	176
Material and supplies	(48)	(19)
Accounts payable and accrued charges	(68)	(402)
Other net current assets and liabilities	38	(18)
Other	(33)	23
Cash provided from operating activities	165	263

Investing activities
Property additions	(177)	(203)
Other, net	11	10
Cash used by investing activities	(166)	(193)

Financing activities
Issuance of long-term debt	1,055	434
Reduction of long-term debt	(580)	(145)
Issuance of common shares due to exercise of stock options
and related excess tax benefits realized	18	18
Repurchase of common shares	(367)	(343)
Dividends paid	(111)	(107)
Cash provided from (used by) financing activities	15	(143)

Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents	10	-
Net increase (decrease) in cash and cash equivalents	24	(73)

Cash and cash equivalents, beginning of period	310	179
Cash and cash equivalents, end of period	$334	$106

Supplemental cash flow information
Net cash receipts from customers and other	$1,748	$2,074
Net cash payments for:
Employee services, suppliers and other expenses	(1,339)	(1,237)
Interest	(100)	(114)
Workforce reductions	(6)	(9)
Personal injury and other claims	(26)	(20)
Pensions	(22)	(1)
Income taxes	(90)	(430)
Cash provided from operating activities	$165	$263
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 – Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at March 31, 2008, December 31, 2007, and March 31, 2007, and its results of operations, changes in shareholders’ equity and cash flows for the three months ended March 31, 2008 and 2007.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2007 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis (MD&A) and Annual Consolidated Financial Statements and Notes thereto.

Note 2 – Agreement to acquire Elgin, Joliet and Eastern Railway Company (EJ&E)

In September 2007, the Company entered into an agreement with the U.S. Steel Corporation (U.S. Steel) for the acquisition of the key operations of EJ&E for a purchase price of approximately U.S.$300 million. Under the terms of the agreement, the Company will acquire substantially all of the railroad assets and equipment of EJ&E, except those that support the Gary Works site in northwest Indiana and the steelmaking operations of U.S. Steel. The acquisition will be financed by debt and cash on hand.

In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to the Company having obtained from the Surface Transportation Board (STB) a final, unappealable decision that approves the acquisition and does not impose on the parties conditions that would significantly and adversely affect the anticipated economic benefits of the acquisition to the Company.

On November 26, 2007, the STB accepted the Company’s application to consider the acquisition as a minor transaction. The STB, however, is also requiring an Environmental Impact Statement (EIS) for the transaction, and it has indicated that its decision on the transaction will not be issued until the EIS process is completed. The Company believes that the STB should be able to conclude its environmental review and issue a decision that would enable the transaction to close by late 2008. If the transaction is approved by the STB, the Company will account for the acquisition using the purchase method of accounting.

Note 3 – Financing activities

Revolving credit facility
As at March 31, 2008, the Company had letters of credit drawn on its U.S.$1 billion revolving credit facility, expiring in October 2011, of $59 million ($57 million as at December 31, 2007). The Company also had total borrowings under its commercial paper program of $631 million, of which $67 million was denominated in Canadian dollars and $564 million was denominated in U.S. dollars (U.S.$549 million). The weighted-average interest rate on these borrowings was 3.08%. As at December 31, 2007, total borrowings under the Company’s commercial paper program were $122 million, of which $114 million was denominated in Canadian dollars and $8 million was denominated in U.S. dollars (U.S.$8 million). The weighted-average interest rate on these borrowings was 5.01%.

Accounts receivable securitization
The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest for maximum cash proceeds of $600 million in a revolving pool of freight receivables to an unrelated trust. Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the retained interest as stipulated in the agreement.

As at March 31, 2008, the Company had sold receivables that resulted in proceeds of $440 million under this program ($588 million as at December 31, 2007), and recorded retained interest of approximately 10% of this amount in Other current assets

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(retained interest of approximately 10% recorded as at December 31, 2007). As at March 31, 2008, the servicing asset and liability were not significant.

Share repurchase program
In the first quarter of 2008, under the current 33.0 million share repurchase program, the Company repurchased 7.3 million common shares for $367 million, at a weighted-average price of $50.26 per share.  The Company has repurchased a total of 25.0 million common shares since July 26, 2007, the inception of this program, for $1,264 million, at a weighted-average price of $50.57 per share.

Note 4 – Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the plans is provided in Note 12 — Stock plans, to the Company’s 2007 Annual Consolidated Financial Statements. For the three months ended March 31, 2008 and 2007 the Company recorded total compensation expense for awards under all plans of $28 million and $29 million, respectively. The total tax benefit recognized in income in relation to stock-based compensation expense for the three months ended March 31, 2008 and 2007 was $7 million and $8 million, respectively.

Cash settled awards
Following approval by the Board of Directors in January 2008, the Company granted 0.7 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted by the Company are generally scheduled for payout in cash after three years ("plan period") and vest upon the attainment of targets relating to return on invested capital over the plan period and the Company’s share price during the last three months of the plan period. As at March 31, 2008, 0.1 million RSUs remained authorized for future issuance under this plan.

The following table provides the activity for all cash settled awards in 2008:

			Vision 2008 Share Unit		Voluntary Incentive
	RSUs		Plan (Vision)		Deferral Plan (VIDP)
In millions	Nonvested	Vested	Nonvested	Vested	Nonvested	Vested
Outstanding at December 31, 2007	1.6	0.9	0.8	-	0.2	1.9
Granted	0.7	-	-	-	-	-
Forfeited	(0.1)	-	-	-	-	-
Vested during period	-	-	-	-	(0.1)	0.1
Payout	-	(0.9)	-	-	-	(0.2)
Conversion into VIDP	-	-	-	-	-	-
Outstanding at March 31, 2008	2.2	-	0.8	-	0.1	1.8

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated	RSUs (1)					Vision (1)	VIDP (2)	Total
							2003
Year of grant	2008	2007	2006	2005	2004	2005	onwards
Stock-based compensation expense
recognized over requisite service period
Three months ended March 31, 2008	$7	$2	$4	$-	$1	$3	$6	$23
Three months ended March 31, 2007	N/A	$8	$3	$4	$2	$1	$5	$23

Liability outstanding
March 31, 2008	$7	$13	$33	$-	$1	$11	$93	$158
December 31, 2007	N/A	$11	$29	$48	$4	$8	$95	$195

Fair value per unit
March 31, 2008	$29.38	$31.36	$40.79	$-	$49.77	$20.27	$49.77	N/A

Fair value of awards vested during period
Three months ended March 31, 2008	$-	$-	$-	$-	$-	$-	$1	$1
Three months ended March 31, 2007	N/A	$-	$-	$-	$5	$-	$1	$6

Nonvested awards at March 31, 2008
Unrecognized compensation cost	$11	$7	$6	$-	$3	$3	$6	$36
Remaining recognition period (years)	2.75	1.75	0.75	-	0.75	0.75	3.75	N/A

Assumptions (3)
Stock price ($)	$49.77	$49.77	$49.77	N/A	$49.77	$49.77	$49.77	N/A
Expected stock price volatility (4)	22%	23%	26%	N/A	N/A	28%	N/A	N/A
Expected term (years) (5)	2.75	1.75	0.75	N/A	N/A	0.75	N/A	N/A
Risk-free interest rate (6)	2.66%	2.62%	2.52%	N/A	N/A	1.88%	N/A	N/A
Dividend rate ($) (7)	$0.92	$0.92	$0.92	N/A	N/A	$0.92	N/A	N/A

(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein, except for time-vested RSUs.

(2)	Compensation cost is based on intrinsic value.

(3)	Assumptions used to determine fair value are at March 31, 2008.

(4)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(5)	Represents the remaining period of time that awards are expected to be outstanding.

(6)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(7)	Based on the annualized dividend rate.

Stock option awards
Following approval by the Board of Directors in January 2008, the Company granted 0.9 million conventional stock options to designated senior management employees. The stock option plan allows eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of grant. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At March 31, 2008, 13.5 million common shares remained authorized for future issuances under this plan. The total number of options outstanding at March 31, 2008, including conventional, performance and performance-accelerated options, was 10.9 million, 0.5 million and 3.4 million, respectively.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides the activity of stock option awards in 2008. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the amount that would have been received by option holders had they exercised their options on March 31, 2008 at the Company’s closing stock price of $49.77.

	Options outstanding
	Number	Weighted-average	Weighted-average	Aggregate
	of options	exercise price	years to expiration	intrinsic value
	In millions			In millions
Outstanding at December 31, 2007 (1)	14.7	$24.55
Granted	0.9	$48.46
Forfeited	-	$-
Exercised	(0.8)	$15.06
Outstanding at March 31, 2008 (1)	14.8	$26.71	4.8	$342
Exercisable at March 31, 2008 (1)	12.4	$22.90	4.1	$333

(1)	Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2008	2007	2006	2005	Total

Stock-based compensation expense
recognized over requisite service period (1)
Three months ended March 31, 2008	$3	$1	$-	$1	$5
Three months ended March 31, 2007	N/A	$4	$1	$1	$6

Fair value per unit
At grant date ($)	$12.43	$13.36	$13.80	$9.19	N/A

Fair value of awards vested during period
Three months ended March 31, 2008	$-	$3	$3	$3	$9
Three months ended March 31, 2007	N/A	$-	$4	$3	$7

Nonvested awards at March 31, 2008
Unrecognized compensation cost	$7	$4	$3	$2	$16
Remaining recognition period (years)	3.8	2.8	1.8	0.8	N/A

Assumptions (1)
Grant price ($)	$48.46	$52.79	$51.51	$36.33	N/A
Expected stock price volatility (2)	27%	24%	25%	25%	N/A
Expected term (years) (3)	5.3	5.2	5.2	5.2	N/A
Risk-free interest rate (4)	3.58%	4.12%	4.04%	3.50%	N/A
Dividend rate ($) (5)	$0.92	$0.84	$0.65	$0.50	N/A

(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.

(2)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(5)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 5 – Pensions and other postretirement benefits

For the three months ended March 31, 2008 and 2007, the components of net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

(a) Components of net periodic benefit cost (income) for pensions

In millions	Three months ended March 31,	2008	2007
Service cost		$35	$38
Interest cost		200	186
Expected return on plan assets		(251)	(234)
Amortization of prior service cost		5	5
Recognized net actuarial loss		-	13
Net periodic benefit cost (income)		$(11)	$8

(b) Components of net periodic benefit cost for postretirement benefits

In millions	Three months ended March 31,	2008	2007
Service cost		$1	$1
Interest cost		4	4
Curtailment gain		(2)	(3)
Amortization of prior service cost		1	-
Recognized net actuarial gain		(1)	(1)
Net periodic benefit cost		$3	$1

In 2008, the Company expects to make total contributions of approximately $120 million for all its defined benefit plans, of which $22 million, relating to the 2007 funding year, was disbursed in the first quarter of 2008.

Note 6 – Major commitments and contingencies

A. Commitments
As at March 31, 2008, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $870 million ($952 million at December 31, 2007).  The Company also has agreements with fuel suppliers to purchase approximately 85% of the estimated remaining 2008 volume, 61% of its anticipated 2009 volume, and 28% of its anticipated 2010 volume, at market prices prevailing on the date of the purchase.

B. Contingencies
In the normal course of its operations, the Company becomes involved in various legal actions, including actions brought on behalf of various classes of claimants, claims relating to personal injuries, occupational disease and damage to property.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs.  For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

United States
Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost.  A comprehensive actuarial study is conducted on an annual basis, in the fourth quarter, by an independent actuarial firm for occupational disease claims, while an actuarial study is conducted on a semi-annual basis for non-occupational disease claims.  On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

As at March 31, 2008, the Company had aggregate reserves for personal injury and other claims of $458 million, of which $105 million was recorded as a current liability ($446 million, of which $102 million was recorded as a current liability as at December 31, 2007).  Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at March 31, 2008, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

C. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

The Company is subject to environmental clean-up and enforcement actions.  In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 22 sites governed by the Superfund law (and other similar federal and state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

As at March 31, 2008, the Company had aggregate accruals for environmental costs of $109 million, of which $26 million was recorded as a current liability ($111 million, of which $28 million was recorded as a current liability as at December 31, 2007).

D. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2008 and 2019, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At March 31, 2008, the maximum exposure in respect of these guarantees was $146 million. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at March 31, 2008, the maximum potential liability under these guarantees was $470 million, of which $391 million was for workers’ compensation and other employee benefits and $79 million was for equipment under leases and other. During 2008, the Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

As at March 31, 2008, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees.  The majority of the guarantee instruments mature at various dates between 2008 and 2010.

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others.  Indemnifications are found in various types of contracts with third parties which include, but are not limited to:

(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
(c)	contracts for the sale of assets and securitization of accounts receivable;
(d)	contracts for the acquisition of services;
(e)	financing agreements;
(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g)	transfer agent and registrar agreements in respect of the Company’s securities;
(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(i)	pension transfer agreements;
(j)	master agreements with financial institutions governing derivative transactions; and
(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements.

To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

Note 7 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

In millions, except per share data	Three months ended March 31,	2008	2007

Net income		$311	$324

Weighted-average shares outstanding		482.8	510.2
Effect of stock options		5.8	7.6
Weighted-average diluted shares outstanding		488.6	517.8

Basic earnings per share		$0.64	$0.64
Diluted earnings per share		$0.64	$0.63

For the quarters ended March 31, 2008 and 2007, the weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, was 0.2 million in both periods.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (1) (U.S. GAAP)

	Three months ended
	March 31
	2008	2007
	(Unaudited)
Statistical operating data

Rail freight revenues ($ millions)	1,760	1,754
Gross ton miles (GTM) (millions)	84,327	81,741
Revenue ton miles (RTM) (millions)	44,959	44,093
Carloads (thousands)	1,132	1,131
Route miles (includes Canada and the U.S.)	20,421	20,263
Employees (end of period)	22,703	22,139
Employees (average for the period)	22,636	21,478

Productivity

Operating ratio (%)	72.9	70.6
Rail freight revenue per RTM (cents)	3.91	3.98
Rail freight revenue per carload ($)	1,555	1,551
Operating expenses per GTM (cents)	1.66	1.65
Labor and fringe benefits expense per GTM (cents)	0.55	0.59
GTMs per average number of employees (thousands)	3,725	3,806
Diesel fuel consumed (U.S. gallons in millions)	99	96
Average fuel price ($/U.S. gallon)	3.02	2.18
GTMs per U.S. gallon of fuel consumed	852	851

Financial ratio

Debt to total capitalization ratio (% at end of period)	38.6	37.3

Safety indicators

Injury frequency rate per 200,000 person hours (2)	2.1	1.6
Accident rate per million train miles (2)	2.7	2.7

(1)	Includes data relating to companies acquired as of the date of acquisition.

(2)	Based on Federal Railroad Administration (FRA) reporting criteria.

Certain statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended March 31
			Variance
	2008	2007	Fav (Unfav)
	(Unaudited)
Revenues (millions of dollars)
Petroleum and chemicals	319	303	5%
Metals and minerals	205	198	4%
Forest products	330	410	(20%)
Coal	99	89	11%
Grain and fertilizers	340	309	10%
Intermodal	351	313	12%
Automotive	116	132	(12%)
Other revenues	167	152	10%
	1,927	1,906	1%
Revenue ton miles (millions)
Petroleum and chemicals	8,426	7,870	7%
Metals and minerals	4,091	3,850	6%
Forest products	8,458	10,105	(16%)
Coal	3,392	3,100	9%
Grain and fertilizers	11,829	10,788	10%
Intermodal	8,089	7,591	7%
Automotive	674	789	(15%)
	44,959	44,093	2%
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	3.91	3.98	(2%)
Commodity groups:
Petroleum and chemicals	3.79	3.85	(2%)
Metals and minerals	5.01	5.14	(3%)
Forest products	3.90	4.06	(4%)
Coal	2.92	2.87	2%
Grain and fertilizers	2.87	2.86	-
Intermodal	4.34	4.12	5%
Automotive	17.21	16.73	3%

Carloads (thousands)
Petroleum and chemicals	145	146	(1%)
Metals and minerals	238	231	3%
Forest products	127	152	(16%)
Coal	87	90	(3%)
Grain and fertilizers	151	141	7%
Intermodal	327	305	7%
Automotive	57	66	(14%)
	1,132	1,131	-
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,555	1,551	-
Commodity groups:
Petroleum and chemicals	2,200	2,075	6%
Metals and minerals	861	857	-
Forest products	2,598	2,697	(4%)
Coal	1,138	989	15%
Grain and fertilizers	2,252	2,191	3%
Intermodal	1,073	1,026	5%
Automotive	2,035	2,000	2%

Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURE - unaudited

Free cash flow
The Company generated $61 million of free cash flow for the quarter ended March 31, 2008, and utilized $176 million of free cash flow for the same period in 2007. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the accounts receivable securitization program and changes in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities and the payment of dividends, calculated as follows:

In millions	Three months ended March 31,	2008	2007
Cash provided from operating activities		$165	$263
Cash used by investing activities		(166)	(193)
Cash provided (used) before financing activities		(1)	70

Adjustments:
Change in accounts receivable securitization		163	(139)
Dividends paid		(111)	(107)
Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents		10	-
Free cash flow		$61	$(176)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: April 22, 2008	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel